Exhibit 99.1

SECONDARY BLOCK TRADE NON-AFFILIATE SELLER REPRESENTATION LETTER AND AGREEMENT

December 5, 2017

10,000.000 shares of common stock (the “Shares”) of MGM Resorts International (the “Issuer”)

1.	Purchase and sale

Subject to the terms and conditions of this agreement (the “Agreement”), Tracinda Corporation (the “Seller”) agrees as legal and beneficial owner to sell the Shares, free of all liens, charges or other encumbrances and UBS Securities LLC (the “Buyer”) agrees to purchase and pay for the Shares at a price of $33.89 per Share for a total consideration of $338,900,000.00 (the “Purchase Price”) together with all dividends, distributions and other benefits attaching to the Shares as from December 5, 2017 (the “Trade Date”).

2.	Closing

On December 7, 2017 or at such other time and/or date as Seller and Buyer may agree (the “Closing Date”), Buyer shall pay to Seller the Purchase Price for the Shares by transfer to Seller’s account to be identified in writing at least 48 hours prior to payment against delivery of the Shares on the Closing Date. Such delivery shall be effected by crediting the Shares in registered form to the participant account of Buyer at the Depository Trust and Clearing Corporation (“DTC”), DTC participant number 642. Except as may otherwise be agreed in writing between Seller and Buyer, each party hereto shall bear its own legal costs (if any) and all their other out-of-pocket expenses (if any).

Seller agrees that it will not, and will ensure that none of its subsidiaries or associates or holding company will, prior to the expiry of 45 days following the Closing Date, offer, issue, sell or otherwise dispose of (or announce an intention of doing so) any other shares of the Issuer or any securities convertible into or exchangeable for or carrying rights to acquire other shares of the Issuer without the prior written consent of Buyer beginning from the date first set forth above.

3.	Representations, Warranties and Covenants of Seller

(a)	As a condition of the obligation of Buyer to purchase and pay for the Shares, Seller represents and warrants to Buyer as set forth below, all of which statements are, and as of the Closing Date will be, true, complete and accurate:

i.	Seller is not and has not been within the preceding three months an affiliate of the Issuer (within the meaning of paragraph (a) of Rule 144 (the “Rule”) under the Securities Act of 1933, as amended (the “Securities Act”)).

ii.	The Issuer is, and has been for a period of at least 90 days immediately prior to the date hereof, subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed all required reports under Section 13 or 15(d) of the Exchange Act, as applicable, during the 12 months preceding the date hereof (or for such shorter period that the issuer was required to file such reports), other than Form 8-K reports, as described in paragraph (c) of the Rule, If Seller relies on written advice from the Issuer, Seller attaches a copy hereto.

iii.	Seller is not aware of any material adverse change or any development involving a prospective material adverse change in the condition (financial or otherwise) of the Issuer and its subsidiaries, and the sale of the Shares by Seller pursuant to this Agreement is not prompted by any information concerning any such entity, except in each instance for such information that has been publicly disclosed as of the date hereof.

iv.	Seller confirms that at least six months have elapsed since the later of the date of the acquisition of the Shares from the Issuer, or from an affiliate of the Issuer, as computed in accordance with paragraph (d) of the Rule (and giving effect to the interpretations of the Securities and Exchange Commission relating to such provision).

v.	Seller is the holder and sole legal and beneficial owner of the Shares free from all liens, charges and other encumbrances and that the Shares rank pari passu in all respects with other outstanding shares of common stock of the Issuer, including their entitlement to dividends, has the power and authority to sell the Shares hereunder and no person has any conflicting right, contingent or otherwise, to purchase or to be offered for purchase, the Shares, or any of them.

vi.	The execution and delivery of the Agreement by Seller, when countersigned by the Buyer, will constitute a legal, valid and binding obligation of Seller.

vii.	There are no restrictions (contractual or otherwise, including, without limitation, any insider trading or “blackout” policy imposed by the Issuer) prohibiting or otherwise affecting the sale or transfer of the Shares to Buyer, other than those necessary to ensure compliance with the registration requirements of the Securities Act or an exemption therefrom, and no consents or approvals are required to be obtained in connection with the sale of the Shares to Buyer and the sale of the Shares to Buyer will not violate or breach any representation or warranty made by Seller pertaining to the Shares.

viii.	Seller agrees to notify Buyer immediately if any of the above representations become inaccurate before this sale is completed.

(b)	Seller covenants with Buyer that it will keep Buyer indemnified against any losses, liabilities, costs, claims, actions and demands (including any expenses arising in connection therewith) which it may incur, or which may be made against it as a result of or in relation to any actual or alleged misrepresentation in or breach of ally of the above representations and warranties and will reimburse Buyer for all costs, charges and expenses which it may pay or incur in connection with investigating, disputing or defending any such action or claim.

(c)	The above representations, warranties and covenants shall continue in full force and effect notwithstanding any investigation by or on behalf of Buyer or completion of this Agreement.

4.	Law and jurisdiction

This Agreement is governed by the laws of the State of New York as applied to contracts to be performed wholly within the State of New York. Each party hereto irrevocably submits to the extent permitted under applicable law to the non-exclusive jurisdiction of the federal and state courts located in the Borough of Manhattan, State of New York. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement and acknowledges that it and the other party have entered into this Agreement, in reliance on, among other things, the mutual waivers and certifications in this Section.

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof. Upon acceptance by you this Agreement and such acceptance shall constitute a binding agreement between Buyer and Seller.

Very truly yours,

UBS SECURITIES LLC

By:	/S/ Bernard Cooney
Name: Bernard Cooney
Title: Managing Director

By:	/S/ Kevin Lacerda
Name: Kevin Lacerda
Title: Director

Accepted: December 5, 2017

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Name: Anthony L. Mandekic
Title: Chief Executive Officer